Exhibit 15.1

Schedule I- Condensed Financial Information of Registrant

Höegh LNG Partners LP – Parent company (“Parent”)

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. dollars)	April 28 to December 31,
2014
Total Revenue	$8,375
COST AND EXPENSES
Administrative expenses	(1,718)
Interest Income	3,243
Interest Expense	(467)
Equity in earnings of subsidiaries	5,920
Equity in earnings (losses) of joint ventures	(2,158)
Net Income	13,195
Share of subsidiaries unrealized losses on cash flow hedge	(2,293)
Share of subsidiaries income tax benefit (expense)	(76)
Comprehensive income	$10,826

See accompanying notes to the Condensed Financial Statements

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)	As of December 31,
2014
Current assets
Cash	$27,155
Promissory note to subsidiaries	123,248
Demand note due from owner	143,241
Total current assets	293,644
Investments in subsidiaries	9,154
Total assets	$302,798
LIABILITIES AND PARTNERS’ CAPITAL
Trade Payables	155
Amounts due to owners and affiliates	213
Loans and promissory notes due to owners and affiliates	467
Accrued liabilities and other payables	$4,894
Total current liabilities	5,728
Accumulated losses of joint ventures	59,630
Total liabilities	65,358
Total Partners' capital	237,440
Total liabilities and Partner’s capital	$302,798

See accompanying notes to the Condensed Financial Statements

Schedule I- Condensed Financial Information of Registrant - Continued

CONDENSED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)	Year ended December 31,
2014
Net cash provided by operating activities	$11,981

INVESTING ACTIVITIES
Demand note due from owner	(140,000)
Net cash used in investing activities	(140,000)

FINANCING ACTIVITIES
Proceeds from initial public offering, net of underwriters' discounts and expenses of offering	203,467
Cash from proceeds of initial public offering distributed to Höegh LNG	(43,467)
Contributions from (distributions to) owner	-
Cash distributions to unitholders	(4,826)
Net cash provided by financing activities	155,174

Increase in cash and cash equivalents	27,155
Increase in cash	$27,155

See accompanying notes to the Condensed Financial Statements

1. Basis of presentation

Höegh LNG Partners LP – Parent company is a Marshall Islands limited partnership formed on April 28, 2014, as such there is only one period reported in these condensed financial information.

In the parent-only financial statements, the investment in subsidiaries and investment in joint ventures are stated at cost plus equity in undistributed earnings of subsidiaries and accumulated losses in joint ventures since the date of acquisition and the closing of the initial public offering on August 12, 2014. The Partnerships’ share of net income of its unconsolidated subsidiaries and joint ventures are included in the condensed income statement using the equity method. The Parents financial statements should be read in conjunction with the Partnerships’ consolidated and combined carve-out financial statements.

2. Dividends

No cash dividends have been paid to the Parent from its subsidiaries and investees.

2